SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Taxpayer’s Registry] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

FISCAL COUNCIL’S OPINION

The members of the Fiscal Council of Ambev S.A. (the “Company”), in the exercise of their duties, pursuant to item III of Section 163 of Law No. 6,404/76, have analyzed (i) the merger proposal of its wholly-owned subsidiary, Companhia de Bebidas das Américas – Ambev (National Taxpayer’s Registry No. 02.808.708/0001-07) (“Companhia de Bebidas”) with and into the Company, in accordance with the terms of the Protocol and Justification of Merger of Companhia de Bebidas with and into the Company, executed by the management on December 3, 2013 (“Protocol and Justification I”), and the valuation report of the net equity of Companhia de Bebidas, at book value, prepared by APSIS Consultoria Empresarial Ltda. (National Taxpayer’s Registry No. 27.281.922/0001-70) (“APSIS”) (“Merger I”); and (ii) the merger proposal of its controlled company, Ambev Brasil Bebidas S.A. (National Taxpayer’s Registry CNPJ No. 73.082.158/0001-21) (“Ambev Brasil”) with and into the Company, in accordance with the terms of the Protocol and Justification of Merger of Ambev Brasil with and into the Company, executed by the management on December 3, 2013 (“Protocol and Justification II” and, together with the Protocol and Justification I, the “Protocols and Justifications”), and the valuation report of the net equity of Ambev Brasil, at book value, prepared by APSIS to support the resulting capital increase of the Company, in an amount corresponding to that portion of Ambev Brasil’s net equity attributable to the investment held by minority shareholders in Ambev Brasil (“Merger II” and, together with Merger I, the “Mergers”). Based on such analysis and on the explanations provided by the Company’s Executive Committee, the Fiscal Council opines in favor to the approval of said Mergers, in accordance with the terms and conditions established in the Protocols and Justifications.

São Paulo, December 4, 2013.

Celso Clemente Giacometti	James Terence Coulter Wright
Mário Fernando Engelke

Additional Information

The Ambev shares referred in this notice have not been and will not be registered under the U.S. Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Act), unless such shares are registered under the Act or an exemption from the registration requirements of the Act is available.  No offer of the Ambev shares referred in this notice are being made in any jurisdiction where such offer is required to be registered or is otherwise prohibited or restricted in any way.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2013

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer